SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                         The Greenbrier Companies, Inc.
                                (Name of Issuer)

                         Common Stock, Without Par Value
                         (Title of Class of Securities)

                                    393657101
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 25, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  393657101


1  NAME OF REPORTING PERSON
      Carl C. Icahn

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      1,530,000

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      1,530,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,530,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.45%

14 TYPE OF REPORTING PERSON
      IN

                                  SCHEDULE 13D

CUSIP No.  393657101

1  NAME OF REPORTING PERSON
      ARI Longtrain Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      1,530,000

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      1,530,000

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,530,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.45%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D

CUSIP No.  393657101

1  NAME OF REPORTING PERSON
      American Railcar Industries, Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      1,530,000

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      1,530,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,530,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.45%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D

CUSIP No.  393657101

1  NAME OF REPORTING PERSON
      Modal LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      1,530,000

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      1,530,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,530,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.45%

14 TYPE OF REPORTING PERSON
      OO

                                  SCHEDULE 13D

CUSIP No.  393657101

1  NAME OF REPORTING PERSON
      Hopper Investments LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      1,530,000

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      1,530,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,530,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.45%

14 TYPE OF REPORTING PERSON
      OO

                                  SCHEDULE 13D

CUSIP No.  393657101

1  NAME OF REPORTING PERSON
      Barberry Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      1,530,000

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      1,530,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,530,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.45%

14 TYPE OF REPORTING PERSON
      OO

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement relates to the Common Stock, without par value (the "Shares"), issued by The Greenbrier Companies, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is One Centerpointe Drive, Suite 200, Lake Oswego, OR 97035.

Item 2. Identity and Background

     The persons filing this statement are ARI Longtrain Inc., a Delaware corporation ("Longtrain"), American Railcar Industries, Inc., a Delaware
corporation ("ARI"), Hopper Investments LLC, a Delaware limited liability company ("Hopper"), Barberry Corp., a Delaware corporation ("Barberry"), Modal LLC, a Delaware limited liability company ("Modal") and Carl C. Icahn (collectively, the "Reporting Persons").

     The principal business address of each of (i) Hopper, Barberry, Modal and ARI Longtrain is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, (ii) ARI is 100 Clark Street, St. Charles, MO 63301 and (ii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

     ARI is the sole stockholder of Longtrain. Hopper owns 9.9% of the common stock of ARI. Barberry is the sole stockholder of Hopper. Modal owns 20.1% of the common stock of ARI. Mr. Icahn directly owns 23.7% of the common stock of ARI. Mr. Icahn is the sole stockholder of Barberry and is the sole member of Modal. In the aggregate, Mr. Icahn beneficially owns approximately 53.7% of the common stock of ARI. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons.

     Each of Hopper and Barberry is primarily engaged in the business of investing in and/or holding securities of various entities. Each of Modal and Longtrain is primarily engaged in the business of investing in securities. ARI is primarily engaged in the business of manufacturing and servicing of railcars.

     Mr. Icahn's present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises L.P., through which Mr. Icahn manages various private investment funds, including Icahn Partners LP, Icahn Master Fund LP, Icahn Master Fund II LP and Icahn Master Fund III LP, (ii) Chairman of the Board of Icahn Enterprises G.P. Inc., the general partner of Icahn Enterprises L.P., a New York Stock Exchange listed diversified holding company engaged in a variety of businesses, including investment management, metals, real estate, gaming and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

     None of the Reporting Persons nor any manager, director or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     From January 8, 2008 to January 25, 2008, Longtrain purchased an aggregate of 1,530,000 Shares in the open market for $27,857,348. The source of funding for the purchase of these shares was the general working capital of ARI and Longtrain.

Item 4. Purpose of Transaction

     The Reporting Persons acquired their positions in their Shares in the belief that they are undervalued. On February 1, 2008, Representatives of the Reporting Persons notified the Chief Executive Officer of the Issuer that the Reporting Persons acquired the Shares and that the Reporting Persons are interested in having discussions with the Issuer about a possible business combination of the Issuer and ARI. The Reporting Persons made no offer to the Issuer nor did they suggest that an offer would be forthcoming or, if forthcoming, when that would take place, what the structure of the offer would be, or what would be the value thereof.

     The Reporting Persons may, from time to time and at any time, acquire additional Shares in the open market or otherwise, and reserve the right to, dispose of any, or all, of their Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Shares.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,530,000 Shares, representing approximately 9.45% of the Issuer's outstanding Shares (based upon the 16,183,863 Shares stated to be outstanding as of January 3, 2008 by the Issuer in the Issuer's Form 10-Q for the quarter ended November 30, 2007, filed with the Securities and Exchange Commission).

     (b) Longtrain has sole voting power and sole dispositive power with regard to 1,530,000 Shares. Each of ARI, Hopper, Modal, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

          Each of ARI, Hopper, Modal, Barberry and Mr. Icahn, by virtue of their relationships to Longtrain (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Longtrain directly beneficially owns. Each of ARI, Hopper, Modal, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.


Name              Date           Shares              Price Per
                                 Purchased           Share
----------- ------------------ --------------- ---------------------
Longtrain     January 8, 2008     460,000           $18.1286
----------- ------------------ --------------- ---------------------
Longtrain     January 9, 2008     184,200           $18.2118
----------- ------------------ --------------- ---------------------
Longtrain    January 10, 2008     120,200           $19.5393
----------- ------------------ --------------- ---------------------
Longtrain    January 11, 2008      35,600           $19.2783
----------- ------------------ --------------- ---------------------
Longtrain    January 24, 2008     300,600           $17.5984
----------- ------------------ --------------- ---------------------
Longtrain    January 25, 2008     429,400           $18.2547
----------- ------------------ --------------- ---------------------

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     The Reporting Persons have entered into a number of derivative agreements, commonly known as Total Return Swaps, with counterparties, which agreements provide that the profit to the Reporting Persons shall be based upon the increase in value of the Shares and the loss to the Reporting Persons shall be based upon the decrease in the value of the Shares, during the period from inception of the applicable agreement to its termination. The agreements provide that they settle in cash. In addition to the Shares which they beneficially own as shown in Item 5 above, the Reporting Persons currently have long economic exposure to an aggregate of 400,000 Shares through such agreements. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate and, accordingly, the Reporting Persons disclaim any beneficial ownership in the Shares to which these agreements relate.

     Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     1    Joint Filing Agreement of the Reporting Persons

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2008


ARI LONGTRAIN INC.

         By:  /s/ Vincent J. Intrieri
              -----------------------
              Name: Vincent J. Intrieri
              Title: Treaurer


AMERICAN RAILCAR INDUSTRIES, INC.

         By:  /s/ James J. Unger
              ------------------
              Name: James J. Unger
              Title: Chief Executive Officer


HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

           By:  /s/ Edward E. Mattner
                ---------------------
                Name: Edward E. Mattner
                Title: Authorized Signatory


BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


MODAL LLC

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Vice President


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN







        [Signature Page of Schedule 13D - The Greenbrier Companies Inc.]

                                                                       EXHIBIT 1
                                                                       ---------

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of The Greenbrier Companies, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 4th day February, 2008.

ARI LONGTRAIN INC.

         By:  /s/ Vincent J. Intrieri
              -----------------------
              Name: Vincent J. Intrieri
              Title: Treaurer


AMERICAN RAILCAR INDUSTRIES, INC.

         By:  /s/ James J. Unger
              ------------------
              Name: James J. Unger
              Title: Chief Executive Officer


HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

           By:  /s/ Edward E. Mattner
                ---------------------
                Name: Edward E. Mattner
                Title: Authorized Signatory


BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


MODAL LLC

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Vice President


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



           [Signature Page of Joint Filing Agreement to Schedule 13D -
                         The Greenbrier Companies Inc.]

                                   SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.


ARI LONGTRAIN INC.*

Name                                Position
----                                --------
Carl C. Icahn                       Director; President
Vincent J. Intrieri                 Director; Chief Financial Officer; Treasurer
James J. Unger                      Director
Edward E. Mattner                   Authorized Signatory
Keith Cozza                         Authorized Signatory


AMERICAN RAILCAR INDUSTRIES, INC.*
Name                                Position
----                                --------
Carl C. Icahn                       Chairman of the Board
James J. Unger                      President, Chief Executive Officer, Director
Harold First                        Director
Peter Shea                          Director
Hunter Gary                         Director
James C. Pontious                   Director
James M. Laisure                    Director
Brett Icahn                         Director
Vincent J. Intrieri                 Director
Willaim P. Benac                    Senior Vice President, Chief Financial
                                      Officer, Treasurer
James A. Cowan                      Executive Vice President, Chief Operating
                                      Officer
Alan C. Lullman                     Senior Vice President Sales, Marketing and
                                      Services


MODAL LLC
Name                                Position
----                                --------
Carl C. Icahn                       President
Brett Icahn                         Vice President
Edward E. Mattner                   Vice President
Keith Cozza                         Treasurer


HOPPER INVESTMENTS LLC
Name                                Position
----                                --------
Barberry Corp.                      Sole Member


BARBERRY CORP.
Name                                Position
----                                --------
Carl C. Icahn                       Director; President
Jordan Bleznick                     Vice President/Taxes
Edward E. Mattner                   Vice President; Authorized Signatory
Gail Golden                         Vice President; Authorized Signatory
Vincent J. Intrieri                 Vice President; Authorized Signatory
Keith Cozza                         Secretary; Treasurer
Irene March                         Authorized Signatory







* The business address of each of James J. Unger, William P. Benac, James A. Cowan, James C. Pontious, James M. Laisure, Harold First, and Alan C. Lullman is 100 Clark Street, St. Charles, MO 63301.